Exhibit 99.1

Aphria adds to planned portfolio of vapes & concentrates with PAX Labs agreement

Solei, RIFF and Aphria medical cannabis to be available for the PAX Era device and platform

LEAMINGTON, ON, June 7, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced an agreement with San Francisco-based PAX Labs, Inc. ("PAX"), a leader in the design and development of premium cannabis vaporization devices, that will enable Aphria to provide premium cannabis extracts in pods designed for use with PAX's innovative Era device and platform. The Company plans to introduce PAX pods for both adult-use consumers and medical patients, pending anticipated changes to the Cannabis Act to permit the sale of cannabis extracts for vaporization.

"As Aphria continues to drive the evolution of the industry, we are thrilled to partner with a technology leader like PAX to provide a new avenue for consumers to integrate cannabis into their lives," said Irwin Simon, Interim CEO of Aphria. "We are excited to bring our premium cannabis extracts from Solei, RIFF and our flagship medical cannabis brand, Aphria, to the PAX Era device and platform."

PAX has already sold more than 500,000 Era devices for oil concentrates in the United States and continues to see expansive growth.

"The expected legalization of vapes and concentrates will mark a significant turning point in the Canadian market, providing more choice and new experiences, while opening the door to a range of new consumers," added Simon. "Our strategic alliance with PAX sets the stage for our broad portfolio of vapes and concentrate products to come."

Aphria estimates Vapes & Concentrates will represent close to 30% of the entire Canadian adult-use market by 2021.

"This collaboration compliments Aphria's growing roster of strategic innovation partners, including Manna Molecular Sciences and Rapid Dose Therapeutics, as we pursue new innovations that will change the way consumers interact with cannabis in the future," said Simon.

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future composition of the cannabis market. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria Inc. to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks, including those set forth in our public filings on SEDAR and EDGAR.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications & Public Affairs, Aphria Inc., tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 09:20e 07-JUN-19